UBS Global Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Joseph J. Allessie
Deputy General Counsel
Tel: 212/882-5961
Fax: 212/882-5472

May 19, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Jeff Long

Re:	SMA Relationship Trust (File No. 811-21328) (the “Trust”)

Dear Mr. Long:

On behalf of the above-referenced Trust, the following are responses to the Staff’s comments with regard to the filings made by the Trust with the U.S. Securities and Exchange Commission (“SEC”) on Forms N-CSR (filed on March 9, 2012) and N-SAR (filed on February 29, 2012, as amended on March 30, 2012).  Each comment is summarized below, followed by the Trust’s response to the comment.

1.    Comment. With respect to the Trust’s filings on Form N-SAR, please make sure that the Reports from the Independent Public Accounting Firm included with the filings are electronically signed with the name of the Independent Public Accounting Firm.

Response.  The Trust will ensure that its N-SAR filings on EDGAR include the electronic signature of the Independent Public Accounting Firm on the Report.

2.           Comment.  With respect to the Trust’s filing on Form N-CSR, the schedule of investments for Series A indicates that 88.92% of that fund is invested in the UBS Global

Corporate Bond Relationship Fund.  Please explain if the Trust provides the financial statements (or a link thereto) of the UBS Global Corporate Bond Relationship Fund to Series A shareholders.

Response.  Series A does not operate in a master-feeder structure, and therefore, does not provide a link to the financial statements.  The large allocation to the UBS Global Corporate Bond Relationship Fund was unusually high at the time due to market conditions.

3.           Comment.  With respect to the Trust’s filing on Form N-CSR, the schedule of investments for Series T indicates that 41.23% of the fund is invested in U.S. mortgage and agency debt securities.  Please explain if this reflects concentration by the fund in an industry or group of industries.

Response.  As described in the Trust’s Statement of Additional Information, securities that are issued or guaranteed by the U.S. government or any of its agencies are not included in the calculation of securities in a particular industry for concentration purposes.

4.           Comment.  With respect to the Trust’s filing on Form N-CSR, please explain the reason for the valuation of the following two securities held in Series T:

•	GS Mortgage Securities Corp II – Face Amount=$3,991,000; Value=$0

•	Credit Suisse Mortgage Capital Certificates – Face Amount=$459,964; Value=$5

Response.  GS Mortgage Securities Corp II is a CMBS Re-Remic subordinated tranche that stopped receiving interest in August 2010 and has never paid principal.  The losses from the underlying collateral pool have eroded the tranche's source of credit support and have diverted due interest and principal to more senior securities in the capital structure.   The valuation of this security reflects the likelihood of future interest and principal payments. Credit Suisse Mortgage Capital Certificates is an ABS collateralized by one to four family residential mortgages.  Due to losses on the underlying collateral pool, the tranche began taking write-downs in October 2010.  As of the January 2013 remittance report, 94% of the original principal amount had been written off.  As of the December 2012 remittance report, the tranche stopped receiving interest.  The valuation of this security reflects the likelihood of future interest and principal payments.

5.           Comment.  With respect to the Trust’s filing on Form N-CSR, the financial highlights for Series G and Series S indicate a return of capital.  Please confirm that the returns of capital complied with the requirements of Section 19 and Rule 19a-1 under the Investment Company Act of 1940.

Response.  The Funds complied with Section 19 and Rule 19a-1.  The requirement is based on a book basis at the time of distribution at which time neither was known or expected to have a return of capital.  The return of capital for each of Series G and Series S was less than $0.005 per share and was primarily due to: (1) actual income received was lower than the projected income at the time of distribution for Series G; and (2) tax adjustments on REITs for Series S.

In connection with the Trust’s responses to the SEC Staff’s comments, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary of SMA Relationship Trust